June 13, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Dominic Minore, Esq.

Re:	Highland Floating Rate Opportunities Fund (the “Acquiring Fund”) Registration Statement on Form N-1A File Nos. 333-132400 and 811-21866
Dear Mr. Minore:
     In connection with the filing of Post-Effective Amendment No. 27 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 30 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement of Highland Funds I (the “Registrant”) filed on Form N-1A (the “Amendment”), set forth below are responses to the comments the staff of the Securities and Exchange Commission (the “Staff”) provided orally on April 1, 2011 to Jessica Reece of Ropes & Gray LLP, with respect to Post-Effective Amendment No. 25 under the 1933 Act, and Amendment No. 28 under the 1940 Act, to the Registrant’s Registration Statement filed on Form N-1A (the “Prior Amendment”).
     We appreciate the opportunity to address your comments regarding certain disclosure contained in the Prior Amendment. As requested by you, certain responses to the Staff’s comments are reflected in the prospectuses and statement of additional information contained in the Amendment.
     We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Registrant’s response to the Staff’s comments.
PROSPECTUS
1.	Comment: To the extent Highland Floating Rate Opportunities Fund’s (the “Fund”) expenses related to dividends on short sales represent greater than one basis point of the average net assets of the Fund, please disclose such amount as a separate line item under “Other Expenses” in the Fund’s “Fees and Expenses” table. If such expenses represent less than one basis point of the average net assets of the Fund, please delete the separate line item under “Other Expenses.”

Response: The “Dividends on Short Sales” line item in the Fund’s “Fees and Expenses” table has been removed.

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2.	Comment: Please move the following statement out of the “Investment Objective” portion of the summary section of the prospectuses: “The Fund’s investment objective is a non-fundamental policy, which means that the Board of Trustees of the Fund (the “Board”) can change it without shareholder approval.”

Response: The Registrant has incorporated the requested revision.

3.	Comment: Please remove the footnotes to the “Annual Fund Operating Expenses” table from the summary section of the prospectuses.

Response: The Registrant has incorporated the requested revision, except with respect to the footnote stating that Annual Fund Operating Expenses are based on borrowings.

4.	Comment: Please identify the types of “other pooled investment vehicles” in which the Fund may invest for purposes of its 80% policy and confirm that each such vehicle that will be counted toward the Fund’s 80% policy will be subject to an 80% test that is comparable to that of the Fund. Please consider whether, based on such investments in other pooled investment vehicles, “Acquired Fund Fees and Expenses” should be included in the “Annual Fund Operating Expenses” table.

Response: “Other pooled investment vehicles” have been removed from the Fund’s 80% policy.

5.	Comment: Please disclose that investments in derivatives that will be counted toward the Fund’s 80% test must be in derivatives that are the economic equivalent of floating rate loans and other floating rate investments.

Response: The Registrant has incorporated the requested revision.

6.	Comment: Please give more prominence to disclosure that the Fund invests predominantly in investment securities that are considered to be “junk” securities.

Response: The Registrant has incorporated the requested revision.

7.	Comment: If the Fund will invest to a material extent in zero coupon securities and/or payment in kind securities, please disclose the corresponding risks to these types of investments.

Response: Disclosure related to the risks of investments in payment in-kind securities has been added to the prospectus.

8.	Comment: Please consider adding disclosure to the Fund’s “Principal Investment Strategies” section regarding the potential exposure of the Fund to lender liability when the Fund acts as a primary lender.

Response: The Registrant has incorporated the requested revision.

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9.	Comment: Please disclose whether the Fund may invest in insolvent borrowers and/or borrowers in default, in addition to below investment grade or unrated securities.

Response: The Registrant has incorporated the requested revision.

10.	Comment: Please review the disclosure in the “Principal Investment Strategies” section regarding the Fund’s investments in derivatives in light of the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (“Letter”) and make any necessary revisions to the disclosure. In particular, please specify the extent to which the Fund may invest in derivatives and use derivatives for hedging/speculative purposes.

Response: The Registrant has considered the disclosure regarding the Fund’s investments in derivatives in light of the guidance provided in the Letter. The Registrant now states in the “Principal Investment Strategies” section for the Fund that: “The Fund may invest in derivatives and may use derivatives as tools in the management of portfolio assets. The Fund may use derivatives, such as credit default swaps and credit default index investments, including loan credit default swaps and loan credit default index swaps, options, warrants and forwards, to hedge various investments for risk management and for income enhancement, which is also known as speculation. The Fund may invest in derivative instruments, including for hedging and speculative purposes, to the extent permitted by the 1940 Act.”

11.	Comment: Please provide a plain English definition of the term “counterparty” in the description of “Counterparty Risk” in the “Principal Risks” section of the prospectuses.

Response: The Registrant has revised the description of “Counterparty Risk” in the “Principal Risks” section of the prospectuses to state: “A counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise honor its obligations.”

12.	Comment: The second sentence of the description of “Derivatives Risk” in the “Principal Risks” section of the prospectuses states that derivatives “also expose the Fund to the credit risk of the derivative counterparty.” Please elaborate as to what this means.

Response: The Registrant has revised the sentence as follows: “Derivatives also expose the Fund to the credit risk of the derivative counterparty, for example, if the counterparty does not meet its obligations.”

13.	Comment: Please add the risk of investing in “junk securities” to the “Principal Risks” section of the prospectuses.

Response: The risk of investing in “junk securities” is already disclosed in “High Yield Securities Risk,” where it is explicitly noted that high yield securities include “junk bonds.”

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14.	Comment: Please expand the description of the “Risk of Substantial Redemptions” to state that the Fund could experience higher expenses than those shown in the fee tables if substantial, unexpected redemptions were to occur.

Response: The Registrant has incorporated the requested revision.

15.	Comment: Please confirm that appropriate sales charges have been taken into account in calculating the Average Annual Total Returns provided in the “Performance Table.”

Response: The Registrant confirms that applicable sales charges have been taken into account in the calculation of the Average Annual Total Returns provided in the “Performance Table.”
STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
16.	Comment: With respect to securities loans, to the extent the Fund reinvests cash collateral, please confirm in the “Description of Non-Principal Investments and Risk Factors” section of the SAI whether the Fund splits any returns on such investment with the collateral agent.

Response: The Registrant confirms that the Fund does not split any returns on the reinvestment of cash collateral.

17.	Comment: Please reflect the expenses of securities lending, if any, in the appropriate fee table, expense ratio and expense examples.

Response: The expenses of securities lending, if any, have been appropriately reflected in the fee and expense calculations in the registration statement.

18.	Comment: In the “Other Information” section under “Investment Restrictions,” please include a statement that the Fund will not mortgage, pledge or hypothecate more than one third of its assets.

Response: The Registrant has included disclosure in “Investment Restrictions” as follows:
The 1940 Act currently permits an open-end investment company to borrow money from a bank so long as immediately after any such borrowing the ratio that the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%. A lender to the Fund may require that the Fund pledge its assets as collateral. If the Fund were to default on a loan secured by pledged assets, the lender would be entitled to foreclose on and dispose of the pledged assets, but the lender could retain only the amount of assets (or the disposition proceeds of such assets) necessary to pay off the defaulted loan.
19.	Comment: Please undertake supplementally not to make sales of the Fund to the public without providing a schedule of investments reflecting the transfer of assets resulting from the Reorganizations.

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Response: The Registrant will include a schedule of investments in the registration statement of the Fund.

20.	Comment: Please file a new Consent of Independent Registered Public Accounting Firm with the Registration Statement.

Response: The Registrant is filing a new Consent of Independent Registered Public Accounting Firm with the Amendment.
*     *     *

     As instructed by the Staff, the Registrant is also submitting the following:
     The Registrant has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions about this letter or require any further information, please call me at 617-235-4636. Thank you for your assistance.
     Very truly yours,
     /s/ Jessica L. Reece
     Jessica L. Reece

cc:	Elizabeth J. Reza, Esq. Adam Collicelli, Esq. Brian Mitts